

Andrew Ryan (Ryan Rafols) · 2nd in

VC Investor, 4X Founder, Accelerator CEO

Austin, Texas Metropolitan Area · 500+ connections ·

Contact info



newchip Newchip Accelerato



TEXAS The University of Te
Austin

Featured

See all

My full name is Ryan Andrew Rafols, and for years I've wanted to drop my last name.

That was my fathers name and a name I have never connected with it..

Many of you over the years have known me as Ryan Rafols or as Rafols in the military.

It is also a family name that was built on slavery, destruction, and conquest. ...

171 · 23 comments

A corona patient and investor view on what #startup #investing will look like moving...



DON'T PANIC

The Great COVID-19 Panic of 2020 & Why Startups Shouldn't Worry - Newchip...
launch.newchip.com

200 · 33 comments

Succ
Andr
First
. S

Experience



Founder & CEO

Newchip Accelerator · Full-time

Jun 2016 – Present · 4 yrs 8 mos

Austin, Texas Area

Providing entrepreneurs with all of the skills and tools necessary to build, scale, and fund their startups from launch to exit via our online accelerator, investor funding platform, and venture fund.



General Partner

Journey Venture Partners

2019 – Present · 2 yrs

United States



City Commissioner

City of Austin

Jun 2013 – Dec 2020 · 7 yrs 7 mos

Austin, Texas

  



Co-Founder & Advisor

Safer Technologies Inc

Mar 2016 – Aug 2016 · 6 mos

Austin, Texas Area



The University of Texas at Austin

2 yrs



Mayor's Task Force

Feb 2014 – Jan 2016 · 2 yrs

Austin, Texas Area



City Relations Director

May 2015 – Dec 2015 · 8 mos

Austin, Texas Area

Show 2 more experiences ⌄

Education



The University of Texas at Austin



Volunteer experience

Volunteer
Operation Santa Claus
Children

 ### Volunteer
Austin State Hospital
Social Services

